

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Edward R. Cameron
President and Chief Executive Officer
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517

> **Re:** **Appliance Recycling Centers of America, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed March 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **Forms 10-Q for Fiscal Quarters Ended April 3, 2010 and July 3, 2010**
> **Filed May 18, 2010 and August 16, 2010**
> **File No. 000-19621**

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your net sales or income from continuing operations or result in your liquidity decreasing or increasing in any

material way. In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 24

2. Please expand your discussion under results of operations for all periods to quantify each factor you cite as impacting your operations. For example, you disclose that the decrease in recycling revenues for 2009 was due primarily to a planned volume reduction for one contract in California and lower recycling volumes on other contracts, combined with a later-than-anticipated start and a lower level of sign-ups from a major utility's annual appliance replacement program in 2009, without quantifying the impact attributed to each component. Also describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the decrease in recycling revenues for 2009 does not explain why there are lower recycling volumes on your contracts, a later-than-anticipated start and a lower level of sign-ups. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 27

3. Please disclose the specific terms of material debt covenants in your debt agreement. Also disclose the required ratios as well as the actual ratios as of each reporting date to allow investors to understand how much cushion there is between these ratios. See Sections I.D and IV.C of SEC Interpretive Release No. 33-8350.

4. Please disclose the financial covenants that you were not in compliance with and describe the waiver you received from the lender. Disclose whether you are currently in compliance with your debt agreement.

5. Please identify the lender and the date of your debt agreement. We also note that your line of credit was increased from $16 million to $18 million on February 5, 2008. Please tell us where you have filed the exhibit for this amendment to your debt agreement.

Note 3. Significant Accounting Policies, page 41

Depreciation and Amortization Expense, page 42

6. You state that depreciation and amortization expense related to building and equipment from your recycling centers is presented in cost of revenues. With a view to enhance the disclosures, please also disclose the amount of such expenses classified within cost of revenues.

Note 6. Investments, page 46

7. Please explain to us and disclose how you reasonably determined the October 21, 2009 recycling agreement you entered into to be an intangible asset.

Note 9. Line of Credit, page 47

8. Please reconcile for us the amount of outstanding borrowings on your line of credit on the face of the balance sheet to your disclosures of the total line and the unused borrowing capacity as disclosed here.

9. In future filings please revise to state the amount of the obligations under which you have received waivers from your lender and the period of each applicable waiver.

Note 13. Shareholders' Equity, page 52

10. We note you recorded as equity a warrant to purchase 248 shares of common stock with settlement terms that are not fixed, allowing the exercise price to be reduced if you issue and sell additional common shares at a price lower than the then current warrant exercise price and that it will trigger an increase in the number of shares to be issued. Please explain how you reasonably concluded equity classification rather than derivative liability classification was appropriate under GAAP. Reference is made to FASB ASC 815-40-15-5 through 15-7 and the example provided in FASB ASC 815-40-55-33 through 55-34.

Index to Exhibits, page 64

11. It appears that you have not provided all of the schedules and exhibits to Exhibit 10.5 – Line of credit dated August 30, 1996 and Exhibit 10.20 – Loan Agreement dated September 10, 1998. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please file the complete agreements, including all schedules and exhibits, with your amended Form 10-K.

12. Please file a list of all of your subsidiaries, including the state or other jurisdiction of incorporation or organization, and the names under which such subsidiaries do business. See Item 601(b)(21) of Regulation S-K.

Exhibits 31.1 and 31.2

13. The certifications filed as Exhibits 31.1 and 31.2 do not conform to the form of such certifications set forth in Item 601(b)(31)(i) of Regulation S-K. For example, you should not include the title of the individual in the introductory paragraph; you should not refer to your "annual" report in paragraph 2; you should state that your certifying officers are responsible for establishing and maintaining internal control over financial reporting in the introductory language in paragraph 4; and the statements included as paragraph 4(d) should be included as paragraph 4(b). Please file an amendment to the Form 10-K that consists of the cover page, an explanatory note, full Item 9A disclosure, financial statements, the signature page and the certifications, with such paragraphs conforming to the form set forth in Item 601(b)(31)(i) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Proposal One – Election of Directors, page 6

Nominees, page 7

14. Please briefly discuss the specific experience, qualifications, attributes or skills that led to your conclusion that each nominee for director should serve as your director, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about such nominee's particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended April 3, 2010

Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

15. You state in the first paragraph, second sentence that "controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please confirm to us and revise future filings to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

16. You state in the second paragraph that your "management, including the principal executive officer and principal financial officer…have concluded that the design and operation of [your] disclosure controls and procedures were effective to ensure information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in [our] rules and forms." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.   Please confirm to us and revise future filings to also clarify, if true, that your management, including your principal executive officer and principal financial officer, has concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.   Otherwise please simply conclude that your disclosure controls and procedures are effective.

Exhibits 31.1 and 31.2

17. In future filings, please revise the certifications filed as Exhibits 31.1 and 31.2 so that such certifications conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended July 3, 2010

18. Please provide the confirmations requested by comments 15 and 16, as such comments apply to your Form 10-Q for fiscal quarter ended July 3, 2010, and comply with comments 15, 16 and 17 in future filings.

Note 6. Variable Interest Entity, page 10

19. We note your disclosure that you contributed cash in the amount of $1,969 for your ownership interests in AAP on February 8, 2010. However, we cannot locate where you reflected the payout in your cash flow statement on page five. Please explain.

Unregistered Sales of Equity Securities and Use of Proceeds, page 24

20. Please tell us whether you have filed a Form D for the warrants issued on May 13, 2010 pursuant to Rule 506 of Regulation D.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeff Cammerrer